Exhibit 99.1

Announcement from Trip.com Group

SINGAPORE, Jan. 14, 2026 /PRNewswire/ --Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced that it has received a notice of investigation from the State Administration for Market Regulations of the People’s Republic of China (the “SAMR”). According to the notice, the SAMR has commenced an investigation involving the Company pursuant to the Anti-Monopoly Law of the People’s Republic of China. The Company will actively cooperate with the investigation. Its business operations remain normal.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com